

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 21, 2007

By Facsimile 212.969.2900 and U.S. Mail

Arnold Jacobs, Esq.
Proskauer Rose LLP
1585 Broadway
New York, NY 10036

RE: 60 East 42nd St. Associates L.L.C.
Schedule TO-T filed on March 8, 2007
by Wien & Malkin 260 East 42nd St. Acquisition L.L.C., et al.
File No. 005-082668

Dear Mr. Jacobs:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please identify Wien & Malkin LLC as a filing person or explain why such identification would be inappropriate.

Acceptance for Payment and Payment

2.   Please note that payment may be delayed in anticipation of governmental regulatory approvals, not to effect compliance with the conditions of the offer, unless the offer has been extended. Please revise the first two sentences of this section accordingly.

Certain U.S. Federal Tax Consequences

3.   Investors are entitled to know about the material tax consequences, and not just "certain tax consequences," concerning the tender offer. See Item 1004(a)(xii). Accordingly, please revise the headings and disclosure in this section to clarify that the discussion summarizes the material tax consequences regarding the tender offer.

4.   Please delete the IRS Circular 230 disclaimer. Investors are entitled to rely upon your disclosure.

Conditions

5.   We note your statement that your determination regarding the conditions "will be final and binding." This statement creates the impression that holders have no legal recourse regarding the terms of the offer. Please revise this sentence to more precisely define its scope. It appears that your interpretation of the terms of the tender offer may not necessarily be final and binding on all persons. For example, while you may assert an offer condition when it is triggered, when parties contest asserted conditions, the judgments of courts of law are generally considered final and binding in such matters.

Closing Information

        Please amend your filing to comply with our comments. If you do not agree with a comment, please tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to unit holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information. Depending upon your response to these comments, a supplement may need to be sent to unit holders.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Purchaser is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

        In connection with responding to our comments, please provide, in writing, a statement from the filing person(s) acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the

March 21, 2007

United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3345. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers & Acquisitions